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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  Schedule 13G
                              (Amendment No. _1_)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CYPRESS COMMUNICATIONS, INC.
               ---------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   232743 10 4
               ---------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                      ---------------------
CUSIP No. 232743 10 4            13G                         Page 2 of 5 Pages
---------------------                                      ---------------------

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Alta Communications, Inc. 04-3316730
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                                                               (a)   [_]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (b)   [_]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
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                                5.     SOLE VOTING POWER
                                                -0-
            NUMBER OF           ------------------------------------------------
             SHARES             6.     SHARED VOTING POWER
          BENEFICIALLY                 611,869 shares
            OWNED BY                   Please also refer to Attachment A
              EACH              ------------------------------------------------
            REPORTING           7.     SOLE DISPOSITIVE POWER
             PERSON                             -0-
              WITH              ------------------------------------------------
                                8.     SHARED DISPOSITIVE POWER
                                       611,869 shares
                                       Please also refer to Attachment A
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  611,869 shares
                  Please also refer to Attachment A

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.4% Please also refer to Attachment A
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                     Item 1.

(a)      Name of Issuer: Cypress Communications, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  15 Piedmont Center, Suite 710
                  Atlanta, GA  30305

Item 2.

(a)      Name of Person Filing:

         Alta Communications, Inc.

(b)      Address of Principal Business Office:

         200 Clarendon St.  Floor 51
         Boston, MA  02116

(c)      Citizenship/Place of Organization:

         Massachusetts

(d)      Title of Class of Securities: Common Stock
(e)      CUSIP Number:  232743 10 4

Item 3.  Not applicable

Item 4. Ownership.

      (a)  Amount Beneficially Owned: 611,869

      (b)  Percent of Class: 12.4%

      (c)  Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote: N/A

           (ii) shared power to vote or to direct the vote: 611,869 Please also refer to Attachment A

           (iii) sole power to dispose or to direct the disposition of: N/A

           (iv)  shared power to dispose or to direct the
                 disposition of:   611,869
                 Please also refer to Attachment A



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Item 5.        Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.        Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable

Item 10.       Certification

Not applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2002



Alta Communications, Inc.



By:  /s/ Eileen McCarthy
     -------------------
     Eileen McCarthy
     Vice President, Finance


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                   Attachment A / Cypress Communications, Inc.

     Alta Communications, Inc. directly or indirectly provides investment advisory services to several venture capital funds including Alta Communications VI L.P. ("Alta VI") and Alta Comm S by S, LLC ("Alta S by S"). At December 31, 2001, the beneficial ownership is as follows (which reflects the 10-for-1 reverse stock split effective 8/27/01):

           Alta Communications VI  L.P           598,190 Common shares
           Alta Comm S by S, LLC                 13,679 Common shares
                                                 ------
                                                 611,869 Total common shares

     The respective general partner of Alta VI exercise sole voting and investment power with respect to the shares owned by such funds. Likewise, the members of Alta S by S exercise sole voting and investment power with respect to the shares held by the fund.

     Certain principals of Alta Communications are general partners of Alta Communications VI Management Partners, L.P. (the General Partner of Alta Communications VI L.P.) and members of Alta Comm S by S, LLC. As general partners and members of these funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by the aforementioned funds except to the extent of their proportionate pecuniary interests therein.

     William P. Egan, a director of the company, is a general partner of Alta Communications VI Management Partners, L.P. As a general partner of this fund, he may be deemed to share voting and investment powers with respect to the shares held by Alta VI. Mr. Egan is also a member of Alta S by S, LLC. As a member of this fund, he also may be deemed to share voting and investment powers for the securities held by the fund. With both funds, however, Mr. Egan disclaims beneficial ownership of the shares held by the funds except to the extent of his proportionate pecuniary interests therein.

     Mr. Egan personally does not hold any securities in the company.








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